SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Non-Consolidated Audit Report and Consolidated Operating

Results for the Fiscal year 2007

On March 7, 2008, Kookmin Bank received and disclosed the audit report for the fiscal year 2007 from its independent auditor, which report includes non-consolidated financial statements of Kookmin Bank for the years ended December 31, 2007 and 2006 and the related notes. The financial statements in such report have not been approved by the shareholders of Kookmin Bank and remain subject to change.

On March 7, 2008, Kookmin Bank filed in Korea a summary of its consolidated operating results prepared in accordance with Korean GAAP for the fiscal year 2007. Such operating results are estimates and may differ from actual results.

Kookmin Bank plans to disclose the Consolidated Audit Report of Kookmin Bank and Its Subsidiaries with full financial statements and the related notes for the fiscal years 2007 and 2006 in English by no later than the end of March 2008.

Kookmin Bank is furnishing the following documents as exhitbits to this Form 6-K filing:

Exhibit 99.1:Non-Consolidated Audit Report for FY 2007

Exhibit 99.2:Summary of Consolidated Operating Results for FY 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 7, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO